UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

REED'S INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

758338107

(CUSIP Number)

Judy Reed, Corporate Secretary

Reed’s Inc.

13000 S. Spring Street

Los Angeles, CA 90061

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 758338107

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Robert Reed

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a)	☐
	(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO; PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		227,466
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		800,000

	9	SOLE DISPOSITIVE POWER

		227,466

	10	SHARED DISPOSITIVE POWER

		800,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,027,426

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.57%

14	TYPE OF REPORTING PERSON
IN

1

 CUSIP No. 758338107

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Reed Family Irrevocable Trust Number One; 46-6473308

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a)	☐
	(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		400,000

	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.34%

14	TYPE OF REPORTING PERSON
OO

2

 CUSIP No. 758338107

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Reed Family Irrevocable Trust Number Two; 46-6475057

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a)	☐
	(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		400,000

	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.34%

14	TYPE OF REPORTING PERSON
OO

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Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the beneficial ownership of common stock, $.0001 par value (each a “Share,” and, in the plural, the “Shares”), of Reed's, Inc., a Delaware corporation (the “Issuer”). The Shares are listed on the NYSE MKT. The address of the Issuer’s principal executive office is 13000 S. Spring Street, Los Angeles, California 90061.

Item 2.	Identity and Background.

The Reporting Persons (as hereafter defined) are Robert Reed, Reed Family Irrevocable Trust Number One and Reed Family Irrevocable Trust NumberTwo (the trusts are collectively referred to herein as the "Trusts", and together with Robert Reed, the “Reporting Persons”). Robert Reed, as the sole trustee of each of the Trusts, shares dispositive and voting power with each Trust with respect to the Shares held by each Trust. The sole purpose of the Trusts is to hold the Shares for the benefit of each of their beneficiaries. In addition, Robert Reed owns 227,466 Shares over which he has sole dispositive and voting control. He acquired these Shares in numerous transactions from 1994 through 2012.

Robert Reed is the President of Trafficland, Inc. The principal place of business of Trafficland, Inc. is 11208 Waples Mill Road, Suite 109, Fairfax, Virginia 20151.

The business address of the Trusts is 4411 Galesbury Lane, Chantilly, Virginia 20151. The sole purpose of the Trusts is to hold the Shares for the benefit of the beneficiaries of each of the Trusts.

During the last five years, Robert Reed (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Robert Reed becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Robert Reed is a U.S. citizen. The Trusts were formed under the laws of the State of California.

Item 3.	Source and Amount of Funds and Other Consideration.

The Shares held by the Trusts were gifted to the Trusts by Christopher J. Reed and his wife Judy Reed. The Shares held by the Trusts were largely acquired by Christopher J. Reed, the founder, Chairman and Chief Executive Officer of the Issuer, in connection with his founding of the Issuer and as compensation for his service as an officer of the Issuer. The Shares held by the Trusts were transferred to the Trusts by Christopher J. Reed and Judy Reed for no consideration for estate and tax planning purposes.

Robert Reed acquired his Shares in numerous transactions from 1994 through 2012, including purchase on the open market, as payment for services rendered to the Issuer through Reed's Brokerage Inc. (in lieu of cash) and as dividends upon and conversion of shares of the Issuer's Series A Preferred held by him.

Item 4.	Purpose of Transaction.

As discussed in Item 3, Christopher J. Reed and Judy Reed transferred the Shares currently held by the Trusts for estate and tax planning purposes. The Trusts hold the Shares for investment purposes for the benefit of the beneficiaries of each of the Trusts.

Robert Reed acquired his Shares in numerous transactions, including purchase on the open market, as payment for services rendered to the Issuer through Reed's Brokerage Inc. (in lieu of cash) and as dividends upon and conversion of shares of the Issuer's Series A Preferred held by him.

While the Reporting Persons do not have any current plans, proposals or agreements with respect to the Shares, the Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of the Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares (subject to applicable SEC rules and regulations and any policies of the Issuer that the Reporting Persons may be subject to).

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Item 5.	Interest in Securities of the Company.

The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,027,466 Shares, representing 8.57% of the Issuer’s outstanding Shares (based on 11,982,845 shares outstanding as reported in the Issuer's Quarterly Report on Form 10Q for the period ending September 30, 2012, as filed November 14, 2012).

Robert Reed, as the sole trustee of each of the Trusts, shares dispositive and voting power with each Trust with respect to 400,000 Shares held by each Trust, for an aggregate of 800,000 Shares. In addition, Robert Reed owns 227,466 Shares over which he has sole dispositive and voting control. He acquired these shares in numerous transactions from 1994 through 2012.

The Shares held by the Trusts were gifted to the Trusts by Christopher J. Reed and his wife Judy Reed on December 28, 2012. On December 7, 2012, Robert Reed received converted 15,000 shares of the Issuer's Series A Preferred that he acquired on the open market in November 2004 to 60,000 shares of common stock. On December 28, 2012, Robert Reed received a gift of 50,000 Shares. The Reporting Persons have not engaged in any other transactions in the Shares in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Robert Reed, Reed Family Irrevocable Trust Number One and Reed Family Irrevocable Trust Number Two dated January 11, 2013.

[The remainder of this page is left blank intentionally.]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ROBERT REED

By:	/s/ Robert Reed
Name:	Robert Reed

REED FAMILY IRREVOCABLE TRUST NUMBER ONE

By:	/s/ Robert Reed
Name:	Robert Reed
Title:	Trustee
REED FAMILY IRREVOCABLE TRUST NUMBER TWO

By:	/s/ Robert Reed
Name:	Robert Reed
Title:	Trustee

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated January 10, 2013, with respect to the shares of common stock of Reed's, Inc., is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 10th day of January 2013.

ROBERT REED

By:	/s/ Robert Reed
Name:	Robert Reed

REED FAMILY IRREVOCABLE TRUST NUMBER ONE

By:	/s/ Robert Reed
Name:	Robert Reed
Title:	Trustee
REED FAMILY IRREVOCABLE TRUST NUMBER TWO

By:	/s/ Robert Reed
Name:	Robert Reed
Title:	Trustee